Exhibit (k)(11)

TERM LOAN NOTE

$36,000,000.00	November [ ], 2012

1.	FOR VALUE RECEIVED, WHITEHORSE FINANCE, LLC, a Delaware limited liability company (the “Maker”), hereby unconditionally promise to pay to the order of DEUTSCHE BANK TRUST COMPANY AMERICAS (“Payee”), at the 227 West Monroe, Suite 200, Chicago, Illinois 60606 office of Citibank, N.A., as Administrative Agent (“Administrative Agent”) for each of the Lenders under the Credit Agreement referred to below, or at such other office as Administrative Agent designates, the principal sum of THIRTY-SIX MILLION AND 0/100 DOLLARS ($36,000,000.00), or, if less, the unpaid principal amount of the Loans, together with accrued interest thereon, in lawful money of the United States of America. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

2.	The unpaid principal amount of this promissory note (as same may be amended, supplemented, renewed, extended, replaced, or restated from time to time, this “Note”) shall be payable in accordance with the terms of Sections 2.8, 2.9, 9.6 and 9.16 of the Credit Agreement.

3.	The unpaid principal amount of this Note shall bear interest from the date of borrowing until maturity in accordance with Sections 2.6, 9.6 and 9.16 of the Credit Agreement. Interest on this Note shall be payable in accordance with Sections 2.6, 2.9, 9.6 and 9.16 of the Credit Agreement.

4.	All Borrowings, conversions and continuations of LIBOR Loans hereunder, and all payments made with respect thereto, may be recorded by Payee from time to time on grid(s) which may be attached hereto, or Payee may record such information by such other method as Payee may generally employ; provided, however, that failure to make any such entry shall in no way reduce or diminish Maker’s obligations hereunder. The aggregate unpaid amount of all Loans set forth on grid(s) which may be attached hereto shall be rebuttably presumptive evidence of the unpaid principal amount of this Note.

5.	This Note has been executed and delivered pursuant to that certain Term Loan Agreement (as same may be amended, supplemented, renewed, extended, replaced, or restated from time to time, the “Credit Agreement”), dated as of November [ ], 2012, by and among the Maker, as the Borrower thereunder, Administrative Agent, Citibank, N.A., as the Sole Lead Arranger, and the Lenders named therein, and is one of the “Notes” referred to therein. This Note evidences Loans made under the Credit Agreement, and the holder of this Note shall be entitled to the benefits provided in the Credit Agreement. Reference is hereby made to the Credit Agreement for a statement of: (a) the prepayment rights and obligations of Maker; and (b) the events upon which the maturity of this Note may be accelerated. Loans repaid pursuant to Sections 2.8 and 2.9 of the Credit Agreement may not be reborrowed.

6.	If this Note, or any payment due hereunder, is not paid when due, whether at maturity or by acceleration, or if it is collected through a bankruptcy, probate or other court, whether before or after maturity, the Maker agrees to pay all out-of-pocket costs of collection, including, but not limited to, reasonable attorneys’ fees incurred by the holder hereof and costs of appeal, in each case, solely as provided in the Credit Agreement. All past-due principal of, and, to the extent permitted by applicable law, past-due interest on, this Note shall bear interest until paid at the Default Rate as provided in the Credit Agreement.

7.	The Maker and all sureties, endorsers, guarantors and other parties ever liable for payment of any sums payable pursuant to the terms of this Note, jointly and severally waive demand, presentment for payment, protest, notice of protest, notice of acceleration, notice of intent to accelerate, diligence in collection, the bringing of any suit against any party, and any notice of or defense on account of any extensions, renewals, partial payment, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

8.	Pursuant to Section 5-1401 of the New York General Obligations Law, the substantive laws of the State of New York, without regard to the choice of law principles that might otherwise apply, and the applicable federal laws of the United States of America, shall govern the validity, construction, enforcement and interpretation of this Note.

[Remainder of Page Intentionally Blank.

Signature Page Follows.]

IN WITNESS WHEREOF, the Maker has executed this instrument as of the date set forth above.

MAKER:

WHITEHORSE FINANCE, LLC

By:	H.I.G.-GPII, Inc., its Manager

By:
Name:
Title:

Signature Page to Term Loan Note (Deutsche Bank)